SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      Compost America Holding Company, Inc.
                      -------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)


                         -----------------------------
                                 (CUSIP Number)

                            Wasteco Ventures Limited
                         Citco Building, Wickham's Cay,
                                  P.O. Box 662
                   Road Town, Tortola, British Virgin Islands
                                   phone: n/a
                                   ----------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                      Compost America Holding Company, Inc.
                              c/o Curtis Toll, Esq.
                                Greenberg Traurig
                         2005 Market Street, Suite 2050
                             Philadelphia, PA 19103

                                November 3, 1997
                                ----------------
             (Date of Event which Requires Filing of this Statement)

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box |_|.

                                       13D

CUSIP No. _____________

(1)  Name of Reporting Person

     S.S. or I.R.S. Identification No. of Above Person

                     Wasteco Ventures Limited

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

[X]  (a) Wasteco Ventures Limited is a party to a certain Stockholders Agreement
     ---------------------------------------------------------------------------
     described herein in Items 4 and 6 and filed herewith as Exhibit A, pursuant
     --------------------------------------------------------------------------
     to which it may be deemed to be a member of a "Group" for purposes of
     ---------------------------------------------------------------------
     Section 13(d)(3) of the Securities Exchange Act of 1934 and pursuant to
     -----------------------------------------------------------------------
     which it may be deemed to have shared voting power with respect to the
     ----------------------------------------------------------------------
     election of certain directors as described more fully herein in Items 4
     -----------------------------------------------------------------------
     and 6. Wasteco expressly disclaims beneficial ownership of any shares of
     ------------------------------------------------------------------------
     Compost America Holding Company, Inc. ("Compost") except those with respect
     -----------------------------------------------------------------------
     to which it possesses sole voting and dispositive power.
     --------------------------------------------------------

|_|  (b)
        ------------------------------------------------------------------------
(3)  SEC Use Only
                 ---------------------------------------------------------------
(4)  Source of Funds (See Instructions)                  AF
                                       -----------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
                                N/A
     ---------------------------------------------------------------------------
(6)  Citizenship or Place of Organization  British Virgin Islands
                                         ---------------------------------------
     Number of             (7)      Sole Voting Power  11,490,609 Shares*
                                                       ------------------
      Shares

   Beneficially            (8)      Shared Voting Power     23,901,559  Shares*
                                                         ----------------------
     Owned by

       Each                (9)      Sole Dispositive Power  11,490,609 Shares
                                                            -----------------
     Reporting

      Person               (10)     Shared Dispositive Power              0
                                                              -------------
       With

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person    23,901,559
                                                                    ------------
Shares of Common Stock*
-----------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)               N/A
                        ----------------

(13)  Percent of Class Represented by Amount in Row (11)       Common Stock =
                                                             -------------------
approximately 67.5%*
--------------------

(14)     Type of Reporting Person (See Instructions)        CO
                                                    ----------------------------

*Pursuant to the Stockholders Agreement described in Item 4 below, and which is attached as Exhibit A, certain shareholders of the issuer are required, in specified circumstances, to vote all the shares of the issuer's common stock held by each such shareholder in favor of the election of certain persons to the issuer's board of directors. Accordingly, Wasteco Ventures Limited ("Wasteco") may have shared voting power over 23,901,559 shares (or approximately 67.5% of the issuer's issued common stock, as to certain matters). See Item 4. Wasteco expressly disclaims beneficial ownership of any shares of the Company's Common Stock except the 11,490,609 shares with respect to which it possesses sole dispositive power.

 ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13d (the "Statement") relates to the common stock, no par value (the "Shares"), of Compost America Holding Company, Inc., a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at 320 Grant Avenue, Englewood, NJ 07631.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Wasteco Ventures Limited ("Wasteco"). Wasteco is organized under the laws of the British Virgin Islands, and has a business address of Wasteco Ventures Limited, Citco Building, Wickham's Cay, P.O. Box 662, Roadtown, Tortola, British Virgin Islands. The principal business of Wasteco is investing.

         Fahad Al-Rajaan ("Al-Rajaan") is the sole director of Wasteco, and has a business address of Wasteco Ventures Limited, Citco Building, Wickham's Cay, P.O. Box 662, Roadtown, Tortola, British Virgin Islands. The principal occupation of Al-Rajaan is Chairman of Wafra Investment Advisory Group, Inc., which advised Wasteco with regard to this transaction.

         During the last five years, neither Wasteco nor Al-Rajaan has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of the purchase price for the Shares that are the subject of this Statement was a capital contribution from investors in the amount of $20 million, as described in detail in Item 4 below.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The acquisition of the Shares reported on this Statement is part of a transaction whereby the Company acquired 100% of the shares of EPIC Inc. ("EPIC," f/k/a/ R.J. Longo Construction Company, Inc.) using, inter alia, funds advanced by Wasteco, and issued shares to Wasteco in return for its investment. The Boards of Directors of the companies deemed it advisable and in the best interests of the companies and their respective shareholders that the Company and EPIC combine business and operations in order to advance their long-term business interests. To that end, on November 3, 1997, Wasteco entered into a Stock Purchase Agreement with the Company, pursuant to which Wasteco paid $20 million for 11,490,609 Shares of Common Stock of the Company, 130,000 shares of Series A Preferred Stock and 70,000 shares of Series C Preferred Stock. A copy of the Stock Purchase

Agreement is filed herewith as Exhibit B and is incorporated in its entirety by reference. Also on November 3, 1997, the Company, Wasteco and certain other parties entered a Stockholders Agreement, pursuant to which certain shareholders of the Company are required, in specified circumstances, to vote all the shares of the Company's Common Stock held by each such shareholder in favor of the election of certain persons to the Company's board of directors. A copy of the Stockholders Agreement is filed herewith as Exhibit A and is incorporated in its entirety by reference.

         Wasteco acquired the Shares reported on this Statement for investment purposes. Wasteco also intends to influence control of the Company inasmuch as it will have the right to designate two members of the board of directors of the Company. Except as set forth above, Wasteco has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present Board or management of the Company, (e) any material change in the Company's capitalization or dividend policy, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter or bylaws, or other instrument corresponding thereto, or other action which may impede the acquisition of control of the Company by any person, (h) causing a class of the Company's securities to be deregistered or delisted, (i) a class of equity securities of the Company becoming eligible for termination of registration or (j) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Statement, Wasteco beneficially owned in the aggregate 23,901,559 Shares of Common Stock (subject to the limitations in the note following (14) above), constituting approximately 67.5% of the 35,435,354 outstanding Shares of Common Stock.

         (b) The power to vote Wasteco's 11,490,609 Shares is subject to the Stockholders Agreement which is filed herewith as Exhibit A, and Wasteco has the sole power to dispose or direct the disposition of such Shares.

         (c) Other than the purchase reported on this Statement, there have been no transactions in the Shares by Wasteco during the past sixty days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On November 3, 1997, Wasteco and the Company entered into the Stock Purchase Agreement pursuant to which Wasteco purchased certain Common Stock and certain preferred stock from the Company for $20 million. A copy of the Stock Purchase Agreement is filed as Exhibit B to this Statement. On November 3, 1997, the Company also entered into a Stockholders Agreement, a copy of which is filed herewith as Exhibit A, and a registration rights agreement with Wasteco (the "Registration Rights Agreement"), which provides, inter alia, for the registration under certain circumstances of certain restricted shares of the Company. A copy of the Registration Rights Agreement is filed herewith as Exhibit C to this Statement and incorporated in its entirety by reference. Further, on November 3, 1997, the Company also entered an agreement with Wasteco entitled Wasteco Longo Agreement Re Exchange of Compost Preferred and Common Stock for Epic Stock, a copy of which is filed as Exhibit D to this Statement and incorporated in its entirety by reference.

         To the best of Wasteco's knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Wasteco and any other person with respect to any Shares or any other securities of the Company, including but not limited to transfer or voting of any of the Shares or any other securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed herewith:

         A. Stockholders Agreement dated November 3, 1997 by and among Compost America Holding Company, Inc. and Wasteco Ventures Limited.

         B. Stock Purchase Agreement dated November 3, 1997 by and among Compost America Holding Company, Inc. and Wasteco Ventures Limited.

         C. Registration Rights Agreement dated November 3, 1997 by and among Compost America Holding Company, Inc. and Wasteco Ventures Limited.

         D. Wasteco Longo Agreement Re Exchange of Compost Preferred and Common Stock for Epic Stock.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information contained in this Statement is true, complete and correct.

Dated:   November 11, 1997

                            WASTECO VENTURES LIMITED

                            By:
                               --------------------------------------
                                     Name: Peter Petrillo
                                     Title: Attorney-in-Fact

                                  EXHIBIT INDEX

            A. Stockholders Agreement dated November 3, 1997 by and among Compost America Holding Company, Inc. and Wasteco Ventures Limited.

            B. Stock Purchase Agreement dated November 3, 1997 by and among Compost America Holding Company, Inc. and Wasteco Ventures Limited.

            C. Registration Rights Agreement dated November 3, 1997 by and among Compost America Holding Company, Inc. and Wasteco Ventures Limited.

            D. Wasteco Longo Agreement Re Exchange of Compost Preferred and Common Stock for Epic Stock.